# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TriSalus Life Sciences, Inc., CIK 0001826667
CUSIP: 89680M101
Title of class of securities: Common Stock, Par Value $0.0001 per share
Address of issuer's principal executive offices: 6272 W. 91st Ave., Westminster, Colorado (CO), 80031
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001296324

## Reporting persons
- James J. Pallotta: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,188,711; shared voting power 0; sole dispositive power 3,188,711; shared dispositive power 0; aggregate amount beneficially owned 3,188,711 (5.2% of the class)
  Comment: Amounts reported include 114,268 shares underlying warrants exercisable into shares of the issuer's common stock. The percentage reported is calculated based upon 61,416,535 shares of the issuer's common stock outstanding as of May 8, 2026, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026, plus 114,268 shares underlying warrants exercisable into shares of the issuer's common stock.

## Item 1. Issuer
Name of issuer: TriSalus Life Sciences, Inc.
Address of issuer's principal executive offices: 6272 W. 91st Ave., Westminster, CO 80031

## Item 2. Person Filing
Name of person filing: James J. Pallotta
Address of principal business office or, if none, residence: 2340 Collins Ave., 5th Floor, Miami Beach, FL 33139
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page.
Percent of class: See Row 11 of the cover page.
Sole power to vote or to direct the vote: See Row 5 of the cover page.
Shared power to vote or to direct the vote: See Row 6 of the cover page.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- James J. Pallotta: /s/ James J. Pallotta, James J. Pallotta (05/20/2026)